Exhibit 99.B(d)(6)

Schedule B
to the
Sub-Advisory Agreement
between
SEI Investments Management Corporation
and
Fred Alger Management, Inc.

As of December 5, 2018, as amended July 1, 2024

Pursuant to Paragraph 5, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Catholic Values Trust

Catholic Values Equity Fund

[REDACTED]